Confidential - Quintiles and IMS Health Alliance Filed by Quintiles Transnational Holdings Inc. pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended Subject Company: IMS Health Holdings, Inc. Commission File No.: 333-211794 The following presentation will be used by representatives of Quintiles Transnational Holdings, Inc. in meeting with customers regarding the real-world evidence alliance between Quintiles and IMS Health Holdings, Inc. and joint offering for enriched studies:

Enriched Studies Quintiles-IMS Health Real-World Evidence Alliance

Confidential - Quintiles and IMS Health Alliance

Confidential - Quintiles and IMS Health Alliance

Confidential - Quintiles and IMS Health Alliance

Confidential - Quintiles and IMS Health Alliance

Note on IMS Health-Quintiles Pending Transaction IMS Health and Quintiles announced a transaction on May 3, 2016 This transaction is very exciting. But it is subject to certain regulatory approvals, shareholder approvals and customary closing conditions. It is expected to close in the second half of 2016. Until closing, IMS Health and Quintiles will remain separate and independent. It remains “business as usual” at both companies. IMS Health and Quintiles will continue to operate separately and independently, just as in the past. Please continue to contact IMS Health about its offerings and Quintiles about its offerings. Please do not contact either company about the other’s offerings. IMS Health and Quintiles announced an “Alliance” in Oct. 2015 to collaborate on engagements that involve certain late stage offerings. This Alliance is separate from and pre-dates the proposed transaction. Nothing will change about the Alliance until closing. The Alliance will keep operating in a manner consistent with past practice. IMS Health and Quintiles will continue to serve existing customers and consider opportunities to address additional customer needs through the Alliance. IMS Health and Quintiles of course will also continue to serve customers outside of the Alliance, including both individually and in other partnerships as appropriate.

Traditional trade-offs of observational studies Retrospective analysis Prospective data collection Pros Large data sets Real-life patterns Analysis can uncover new insights Control around collected data, confounders, sample size Focus on hypothesis Cons Data verification/ quality issues Incomplete data Time lags Coding issues Costly, time-consuming Smaller sample sizes Delays in initiation due to recruitment

The real-world landscape is changing Challenges facing real-world evidence generation Sponsors need to generate better data, reduce inefficiencies and maximize value Regulatory needs: Regulatory requirements and conditional reimbursement Electronic health data: Increased availability and opportunities Patient-centricity: Heightened focus on insights collected from patients directly Growing multi-stakeholder demands: Stakeholders are demanding stronger evidence to answer more questions

The solution: Enriched Studies Use retrospective analysis to characterize patient populations, assess feasibility for the study Generate insights from rich RWD about treatments and patients Use learnings to design practical, optimal prospective study Target appropriate sites for prospective study Collect data prospectively to complete insights Recruit physicians, sites for participation Collect new data through EMR, patient reported outcomes (PRO) and directly from physician (e-CRF) Gather targeted data not typcially collected Combine the best of retrospective and prospective research

How Enriched Studies work in practice Retrospective Analyze RWD to form the foundation of the analysis “Bridge” Use retro learnings to make a better prospective study Prospective Collect and analyze new data Identify data sources Extract needed data Create database for analysis Analyze to establish current situation Quality insights could be published First data capture from patient (ePRO) and physician (eCRF) Follow-up data capture from EMR, ePRO, eCRF Combined EMR, e-CRF and PRO datasets are analyzed Assess quality, variability issues of EMR data Verify feasibility of prospective data collection Provide input into protocol and study design Select sites Recruit patients

Integrated multi-source data for a comprehensive patient view EMR data Other datasets (e.g. claims) Study database EMR “backbone” Aids patient recruitment Provides core patient information Retrospective Prospective study EMR data Other datasets (e.g. claims) Data collected directly from MD (e-CRF) Patient reported outcomes (PRO) E-CRF and PRO provide supplementary data on variables not in EMR, including QoL Linkage and de-ID patient information Final study database linking all data sources

Quintiles-IMS Health collaboration

A joint approach to study execution

	1	2	3	4
Key study steps	Study design & planning	Site & physician identification	Study execution	Data integration and analysis
Objective	*Finalize protocol and study planning by using secondary data integrated with site expertise*	*Recruit physicians with target patients, meeting study criteria (e.g. representativeness)*	*Reduce timelines with patient targeting and optimize eCRF design to reduce the site burden*	*Provide fit-for-research integrated data sources with on demand analysis tools*
Integrated approach	• **Optimize protocol via RWD analysis to minimize amendments** - 530m patient records - 13+ countries • Recruitment modelling for study planning	• Design sample to meet study requirements (e.g. representative-ness) • **Prioritize target physicians** (prescribing / Tx of target population; historical performance)	• Enroll physicians manually or via portal • **Build EDC tools per data spec;** pop-up or web-based • EMR infra. for patient enrolment, data collection, at point of care	• Data extraction (EMR, EDC, PRO) and validation • **Data integration and linkage using tokenization** • Merging into an **integrated study dataset**

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Applying enriched RWD studies Initial perspectives on applications – for discussion: Strong foundational data, where most of the data is complete but key variables are not collected electronically; can enrich for the last 10-20% of data, rather than gathering all the data through eCRF TAs where the patient perspective through capture of PROs is critical; enable linkage of PROs to clinical data Chronic diseases where long-term follow-up is required to evaluate outcomes; electronic follow up reduces drop-out and is less costly Data from disparate sources required, such as deep clinical information combined with full healthcare resource utilization costs What other RWE applications or challenges with existing RWE methods that the enriched approach could address? Key Benefits Stronger evidence Enhanced study value Improved probability of success Efficiency

Achieve better patient outcomes with an innovative approach

Appendix

Alliance capabilities: Synergies provide the best solutions

Project Management	• Unified global coordination and project management; single contact point for project management and contracting • Early collaboration on the research design & data collection approach
Analytics / Expertise	• Full scale of analytic methods and data sources to meet study needs (i.e. full retrospective, enriched prospective RWD, and full prospective) • Real-world & Late Phase operational expertise: site start-up, site management and monitoring, regulatory submissions, and quality management systems (96K+ sites, 810+ enrolled patients, 100+ countries since 2011) • Scientific and therapeutic expertise (1,100 MDs, 1,050 PhDs), commercial acumen
Technology	• Seamless integration of primary and secondary data via linkable information architecture • Global data management consistency and coordination • Data Integration Software for Study and Analysis applications including direct-to-patient solutions (Evidence 360™, Quintiles Infosario® platform)
Information / Data	• Access to 500m+ de-identified patient records from sources including EMR, pharmacy systems, hospitals, payers and governments across 18+ countries • Global relationships with research sites for primary data collection • Integration of the voice of the patient with other sources of data

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Study Applications for Quintiles-IMS Health Alliance A tailored approach to evidence planning and generation, combining best in class evidence generation approaches allowing clients to use and re-use information efficiently and consistently across multiple departments (Medical Affairs, Clinical Development, HEOR, Market Access, & Commercial Teams and geographies around the world) Drug Utilization Studies Enriched RWD Studies Evidence Hubs Combine existing healthcare data (e.g., EMR, claims) with primary data collection (e.g., eCRF, PRO) into a single study, to address one or more research questions, creating robust and meaningful multi-purpose evidence. Innovative benefit risk programs including PASS/PAES study design with full spectrum primary and secondary data collection for monitoring and measuring safety and effectiveness to meet regulatory requirements and stakeholder objectives Multi-asset and geo-scalable evidence platforms leveraging secondary data with additional primary data collection (e.g., PROs, deep clinical information). Typically specific to a therapeutic area.

Our Solutions: Drug Utilization Studies (DUS) Innovative benefit risk programs including full spectrum primary and secondary data, PASS study design and execution for monitoring and measuring safety and effectiveness to meet regulatory requirements and your stakeholder objectives Efficiencies leveraged in: Sampling frame Risk minimization surveys Cost (unified approach vs. multiple standalone projects) Broad access to expertise for the optimal design of your Risk Management Plan for increased regulatory success The most comprehensive primary and secondary capabilities available to meet your post-authorisation study needs Benefit - Risk Management (BRM) • Benefit Risk Management and Regulatory Consulting • Database feasibility for PASS conduct PASS • Database analyses to inform site sampling approach. • Effectiveness of risk minimization measures surveys • Primary data capture study full service design and execution • Effectiveness of risk minimization measures surveys Synergistic Offerings PAES, National DUS, Site sampling, Hybrid studies, Prospective BOI, treatment pattern and CER studies DUS Chart Review DUS Database Study • Database analyses to inform site sampling approach • Secondary data capture study full service design and execution • Secondary data capture study full service design and execution • Design consulting on a case by case basis

Our Solutions: Enriched RWD Studies Enhanced value of study insights Optimize collection of data needed to address critical questions by leveraging existing secondary data from health IT systems, supplemented by prospective collection Faster access to insights from secondary data enabling early publications Streamlined execution Informed study design, feasibility, prospective collection needs, site selection & recruitment Enhanced patient follow up Integration of patient-reported outcomes & clinical assessments Enriched RWD Studies expand the value of large, long-term studies: Healthcare Data Primary Data Primary Data (Examples) Physician Reported (eCRF) Patient Reported (PRO) Linkage & de-ID Study Dataset Healthcare Data (Examples) EMR Hospital Payer Claims Pharmacy Claims Study Extracts Study Start Examine Risk Factors & Demographics Enriched Prospective RWD Studies Enriched Prospective RWD Studies may also include a “mosaic” approach with data source varying by country Enriched Prospective RWD Studies combine existing healthcare data (e.g., EMR) with primary data collection (e.g., eCRF, PRO) in a single study to address one or more research questions, creating stronger evidence and faster insights while reducing site burden

Our Solutions: Real World Evidence Hubs Multi-asset and geo-scalable evidence platform leveraging secondary electronic data with supporting analytic tools, providing integrated view of outcomes and treatments Addresses gaps in analytic information, speed of evidence generation & response Efficiency in evolving to more tailored information sets, including prospective data

Timelines Streamline study execution & patient recruitment through improved physician and patient targeting, protocol feasibility and optimization Patient-centricity Enrich existing data with patient-reported data and database driven and site based feasibility Participation Improve site and patient participation by reducing data collection burden and errors and assess site study participation interest and recruitment through EMR linking. Provide patient reminders and data clarification needs for ongoing PRO collection Innovation Create integrated data platform for ongoing analyses and access central data management, including site data ETLs, quality controls, integration through encryption The benefits Bringing together the best of both worlds: combining retrospective and prospective data collection methods generates greater insights and stronger evidence with increased efficiency Value Increase ROI by answering multiple questions for multiple stakeholders through a single study Earlier insights Generate greater insights and extract value sooner by leveraging existing healthcare data Evidence Generate stronger evidence and improve validation of exposures and endpoints with greater understanding of disease with combined retrospective and prospective data

Case study: Enriched RWD Epidemiology Study Delivered through IMS and Quintiles Collaboration Primary objective: describe disease management patterns and clinical evolution over 3 years in type 2 diabetes patients initiating a 2nd line anti-diabetic treatment Scope: 30+ countries Required expertise: RWD and retrospective; prospective observational research; scientific expertise Approach Tailored approach based on country-specific capabilities. IMS and Quintiles lead the approach for specific countries playing to each company’s respective strengths In a subset of countries, the methodology leverages foundational EMR to collect baseline data and collects supplemental information needed for the study as an eCRF pop-up; data from the EMR systems does not need to be re-collected in a CRF, creating efficiencies. This approach also facilitates patient recruitment and long-term follow up by establishing an automated system for data extraction in the out years while minimizing site burden Two coordinated teams. Project teams bring distinct areas of expertise and come together under the same objectives, protocol and sharing research results and analysis to complete a single, cohesive study